

Mail Stop 3561

March 14, 2011

Mr. Zhi Hai Peng, Chief Executive Officer
Isdera North America, Inc.
Room 9B Block 1, Xintuo Garden No.1 Street, Shixia Bei, Futian District
Shenzhen, P.R. China 518000

> **Re:** **Isdera North America, Inc.**
> **Item 4.01 Form 8-K**
> **Item 4.02 Form 8-K**
> **Filed March 3, 2011**
> **File No. 000-52844**

Dear Mr. Peng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01

Please amend your Form 8-K to disclose that your former auditor was <u>dismissed</u> as a result of the reverse acquisition consummated February 22, 2011. Your revised disclosure should include all relevant disclosures required by Item 304(a)(1) of Regulation S-K, including disclosing:

- whether the decision to change auditors was recommended or approved by your audit committee or board of directors;
- whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification;
- whether during the registrant's two most recent fiscal years and any subsequent interim period preceding such dismissal (i.e. February 22, 2011), you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Furthermore, please disclose if during the registrant's two most recent years, and any subsequent interim period prior to engaging that accountant (i.e. February 22, 2011), the registrant (or someone on its behalf) consulted the newly engaged accountant regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) or a reportable event (as described in paragraph 304(a)(1)(v).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Zhi Hai Peng, CEO
Isdera North America, Inc.
March 14, 2011
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

Heather Clark
Staff Accountant